VIA FEDERAL EXPRESS and EDGAR

February 11, 2009

Ms. Pamela A. Long
Mail Stop 7010
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Vystar Corporation
Registration Statement on Form S-1
Filed on:  November 13, 2008
File No.:  333-155341

Dear Ms. Long:

This letter is in response to your letter dated December 8, 2008, with  respect to the Registration Statement on Form S-1 filed on November 13, 2008.

The following responds on a comment-by-comment basis to the numbered comments in your letter of December 8, 2008.  All page references are to the marked Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 included with this letter.  I have also  included two (2) clean copies of the Pre-Effective Amendment for your information.

General

1.	COMMENT:

Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request. Please note that you should indicate on the first page of the public copy of the exhibit that certain portions of the exhibit have been omitted based upon a request for confidential treatment.

RESPONSE:

Comments regarding our confidential treatment request have been received under separate cover and responded to separately.  We have noted on the first page of the public copy of Exhibit 10.1 that certain portions of the Exhibit have been omitted based upon such request.  Please note that we are filing a second Confidential Treatment Request with respect to another exhibit on this date.

2.	COMMENT:

We note that you are registering 600,000 shares of common stock being distributed by Universal Capital Management, Inc. (“UCM”) to its public stockholders. We believe that you may be registering the wrong transaction. The effect of the transaction appears to be a distribution of Vystar common stock to the public by Vystar through UCM and its public stockholders. As such, this offering would not be a true secondary offering contemplated by Rule 415(a)(1)(i) of the Securities Act and instead appears to represent a primary offering. Since you would not be eligible to conduct an at the market offering under Rule 415(0(4) of the Securities Act, the offering must be made at a fixed price and you must identify UCM and its stockholders as underwriters. Please revise all sections of the prospectus which address issues raised by these comments.

RESPONSE:

As has been discussed with the staff previously, and in accordance with your letter dated January 29, 2009, appropriate changes have been made.  Please refer to the prospectus cover page, The Offering, Selling Shareholders and Plan of Distribution.

3.	COMMENT:

We note a number of blank spaces throughout your registration statement for information that you are not allowed to omit under Rule 430A of the Securities Act. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE:

All of such blank spaces will be completed to allow you sufficient time to review our complete disclosure prior to our request for effectiveness.

4.	COMMENT:

Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

RESPONSE:

Such requested changes have been made.  Please refer to the cover page of the prospectus.

5.	COMMENT:

Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

RESPONSE:

Updated financial statements and related disclosures as necessary to comply with Article 3.12 of Regulation S-X have been made.  Please refer to Financial Statements beginning on page F-1.  The Company’s 2008 audited financial statements and related disclosures will be included in Pre-Effective Amendment No. 2 to the Company’s Registration Statement which will likely be filed in late March 2009.

6.	COMMENT:

Please provide updated consents from your independent accountants in each amendment to your registration statement.

RESPONSE:

An updated consent from the Company’s independent accountants has been provided in new Exhibit 23.1 to Pre-Effective Amendment No. 1.

7.	COMMENT:

Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

RESPONSE:

The legend regarding the dealer prospectus delivery obligation in accordance with Item 502(b) of Regulation S-K has been included on the outside back cover of the prospectus.

Outside Front Cover of Prospectus

8.	COMMENT:

Since UCM is considered an underwriter in connection with the distribution of the 600,000 shares of Vystar common stock, please revise the first paragraph to state that the 600,000 shares of Vystar common stock will be “distributed” to the record stockholders of UCM and identify UCM and its record stockholders as underwriters.

RESPONSE:

The requested revisions have been made.  See the cover page of the prospectus.

9.	COMMENT:

Since there is currently no market for your common stock, please disclose the price per share of the 500,000 shares of common stock being offered by the selling shareholders. We will not object if you state a price that will be effective until the company’s shares are quoted on the OTCBB, with sales thereafter occurring at market prices.

RESPONSE:

The requested changes have been made.  Please refer to the cover page of the prospectus.

Prospectus Summary

Overview, page 1

10.	COMMENT:

Please disclose here that you are a development stage company with very limited revenues (we note the “We have had very limited revenues in our history” risk factor disclosure on page 6).

RESPONSE:

The requested changes have been made.  Please refer to PROSPECTUS SUMMARY - Overview.

11.	COMMENT:

We note that throughout the prospectus you use data and statistics to describe a particular market, industry or trend; however, you rarely disclose the source of the data (for example, we note your disclosure about the 9.7 million tones of NRL produced globally; the estimated 40,000 products made from liquid latex; we note similar disclosures in your Business discussion starting on page 25). Please disclose the sources of your data and explain whether this information is publicly available or whether was prepared for your benefit and/or funded by you. if you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

RESPONSE:

Appropriate changes have been made to respond to the sources of data and whether such data is publicly available or was prepared for the Company’s benefit and/or funded by the Company.  Please refer to MARKET AND INDUSTRY DATA and BUSINESS (throughout such sections).

12.	COMMENT:

We note your disclosure in the last sentence of the first paragraph regarding the completion of several production runs. Please expand your disclosure to clarify whether full scale manufacturing has started and whether any of your products have entered the market.

RESPONSE:

Appropriate changes have been added to the second paragraph of the PROSPECTUS SUMMARY - Overview.

History and Background, page 1

13.	COMMENT:

We note your extensive disclosure regarding Mr. Honeycutt. Please make clear whether he has any continuing role with the company at this time.

RESPONSE:

Appropriate changes have been added to the description of Mr. Honeycutt’s limited continuing role with the Company at this time.  Please refer to PROSPECTUS SUMMARY - History and Background.

The Offering, page 4

14.	COMMENT:

We note that you provide limited disclosure about UCM, the role that UCM plays pursuant to the several Management Agreements entered between the company and UCM between January and April 2008, and the August 2008 letter agreement regarding the issuance of the 600,000 shares of Vystar common stock upon the effectiveness of this registration statement (see page 44). We further note that you provide no reasons for the distribution of these shares by UCM to its public stockholders. Please disclose here:

•	Brief background information about UCM;

•	Summary of the material terms of the Management Agreements, and in particular the August 2008 letter agreement, or a cross reference to a section of the filing where you discuss these agreements;

•	The reasons for the distribution;

•	The prospective number of Vystar shareholders following the distribution (in UCM’s latest 10-K filing, UCM disclosed that it had 631 record holders); and

•	The mechanics of the distribution.

RESPONSE:

Appropriate responses have been made in response to your comment.  Please refer to THE OFFERING.

15.	COMMENT:

Please explain how the 500,000 shares being offered by the selling shareholders were issued (i.e., whether they all constitute founder stock), and to the extent applicable, please describe the material terms of the agreement(s) pursuant to which these shares were issued, the aggregate proceeds to the company and whether these shares have any registration or other similar rights. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(h)(4) of Regulation S-K.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to THE OFFERINGS.

Risk Factors, page 6

While Vytex NRL is currently in the early stages of 510(k) application with the FDA…, page 7

16.	COMMENT:

Please include in an appropriate section of the filing an explanation of what the FDA 510(k) process is, including the related regulatory issues. Please ensure to discuss the difference between a certification versus a clearance granted by the FDA, as well as what a class 2 medical device is considered to be. Also explain what right or obligation, if any, the US manufacturer has to initiate the process (we note your disclosure in the first paragraph on page 27).

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to RISK FACTORS - While Vytex NRL is currently in the early stages of 510(k) application with the FDA for condoms and exam gloves, there is no assurance that either or both will be awarded approval.

Market and Industry Data, page 10

17.	COMMENT:

Please revise this section to remove any implication that you are not responsible for the information you have chosen to include in your prospectus.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to MARKET AND INDUSTRY DATA.

Selling Shareholders, page 12

18.	COMMENT:

List all of the stockholders of UCM who will receive shares of the company as a result of the distribution as “selling stockholders” and include the number of shares they may sell. Provide the information required by Item 507 of Regulation S-K.

RESPONSE:

As previously described above, such information regarding the UCM Stockholders will be added by post-effective amendments to the Company’s Registration Statement when appropriate.  Such procedure complies with previous discussions with the staff.  Please refer to SELLING SHAREHOLDERS.

Plan of Distribution, page 13

19.	COMMENT:

Please revise your disclosure to cover the distribution of the 600,000 shares of Vystar common stock. As a result, please identify UCM and its stockholders as underwriters in connection with this distribution.

RESPONSE

Appropriate changes have been made in response to the comments.  Please refer to PLAN OF DISTRIBUTION.

United States Tax Consequences, page 14

20.	COMMENT:

Please refer to “material” rather than “certain” tax considerations. Please also remove the statement in the second paragraph that the discussion is for “general information purposes only,” as it implies that investors may not be able to rely on the disclosure and that you may not be fully responsible for it under the federal securities laws.

RESPONSE:

Appropriate changes have been made in response to the comments.  Please refer to UNITED STATES TAX CONSIDERATIONS.

Sources and Uses of Cash, page 23

21.	COMMENT:

Your discussion of the cash used in operations merely repeats information from the face of the balance sheet. Please revise your filing to specifically discuss the reasons for the fluctuations in cash flows, specifically as they relate to working capital items.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Discussion of Financial Results - Sources and Uses of Cash.

Business, page 25

General

22.	COMMENT:

While your disclosures about (i) the various applications for your Vytex NRL products, (ii) the markets that you are exploring, as well as (iii) your intended marketing plan provide investors with a great understanding of your product potential and market development, there is little disclosure about the company’s plan of operation and funding requirements for the next 12 months. Pursuant to Item 101(a)(2) of Regulation S-K, please disclose the plan of operation for the next 12 months by identifying any significant steps or milestones and any significant expenditures that will be completed during this phase.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Plan of Operation & Funding Requirements

23.	COMMENT:

We note that your disclosure in the Business section is missing:

•
Information related to competition; sources and availability of raw materials; patents and trademarks; cost of research and development; cost of compliance with environmental laws; and the number of employees, all as required by Items l0l(h)(4)(iv), (v), (vii), (x), (xi) and (xii) of Regulation S-K; and

•	Information about the company’s property and/or any legal proceedings, all in accordance with Items 102 and 103 of Regulation S-K.

Please revise your disclosures to address these items.

RESPONSE:

Where appropriate, changes have been made in response to the various comments including:

•	Competition. Previously disclosed in individual product descriptions, charts and tables.

•	Sources and Availability of Raw Material. Previously disclosed in BUSINESS.

•	Patents and Trademarks. Previously disclosed at PROSPECTUS SUMMARY - History and Background.

•	Cost of Research and Development. Please refer to BUSINESS - Vytex NRL Allergenicity Testing & Results.

•	Cost of Compliance with Environmental Laws. None, since there is no environmental risk of the Company’s product.

•	Number of Employees. Please refer to BUSINESS - Employees.

•	Property and/or Legal Proceeds. Please refer to BUSINESS - Properties and Legal Proceedings.

Current Production of NRL, page 25

24.	COMMENT:

We note that here and in the summary you mention that over 1.0 million tones of NRL are produced as liquid latex. Please explain the significance of this distinction. For example, since the best point to produce Vytex NRL is while NRL is in its raw liquid stage, as disclosed under “Products and Services”, does this mean that Vytex NRL is a substitute only for liquid latex and will compete only in the market for liquid latex?

RESPONSE:

Appropriate changes have been made in response to the comments.  Please refer to BUSINESS - Current Production of NRL.

Products and Services (Vytex NRL), page 26

25.	COMMENT:

The description of your products should include a more comprehensive discussion of your technology. To the extent that you can discuss aspects of your patented technology which serve as basis of your beliefs regarding the superior performance of your product, please do so. In any case, please clarify why you believe your product is superior and what distinguishes it from alternative products.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Products and Services (Vytex NRL).

26.	COMMENT:

Where you refer to the “major processor” with whom you have contracted to process the Vytex NRL, please clarify, if true, that this is Revertex.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please see BUSINESS - Products and Services (Vytex NRL).

27.	COMMENT:

Your disclosure about the current status of your product development, manufacturing capacity and market acceptance needs to be concise and direct. While there may be different applications for your Vytex NRL product, it is unclear whether the different applications would require different formulation and whether you have the capacity to enter all the markets at once. Further, given that the markets that you are pursuing are unconsolidated, you have not explained how you intend to achieve your aggressive marketing plan across the various industries.

•
Please provide the investors with a more in-depth understanding of the current status of your product development and the particular industry group and/or application that you are first targeting (i.e. whether you are targeting the exam glove arena as your market entry; what the required capacity of Vytex NRL production would be to enable market entry and revenue recognition; and whether, if accepted by a manufacturer in its product mix, your toll manufacturer is able to run full capacity manufacturing).

•
Please remove ambiguities regarding the status of your product development. You disclose that Revertex has started full production mode to manufacture Vytex NRL commercially and that is shipping Vytex NRL to latex product manufacturers. You also disclose that Revertex ran first production in February of 2008 and since, it has completed several subsequent runs (see page I), as well as that no manufacturer has accepted Vytex NRL in its product mix (see third risk factor on page 7).

•
In your discussion about market acceptance, please elaborate on how easy or difficult it will be for the various product manufacturers to “switch” their raw materials and whether the change may compromise their manufacturing process. For example, your discussion about natural rubber  yarn on page 42 does not fully explore the need for natural rubber yarn and the textile manufacturers’ likelihood to integrate this material in their products.

RESPONSE:

Appropriate changes have been made in response to the comments.  Please refer to BUSINESS - Products and Services (Vytex NRL).

28.	COMMENT:

Please clarify the parties who are negotiating the creation of a distribution network for North America and Europe and what role you have played in these negotiations (see the last sentence of the fourth paragraph on page 27).

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Products and Services (Vytex NRL).

29.	COMMENT:

Please expand your disclosure about the material, terms of the manufacturing agreement with Revertex, including, but not limited to matters such as duration, cancellation terms, payment terms, termination and/or liquidated damages.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Products and Services (Vytex NRL).

The Market, page 29

30.	COMMENT:

Please disclose the trade association whose study you are referring in the second paragraph on page 30.

RESPONSE:

The name of the trade association has been disclosed.  Please refer to BUSINESS - The Market.

31.	COMMENT:

Please provide an example of the category of manufacturers referred to at the end of the first paragraph on page 31.

RESPONSE:

An example of the category of manufacturers referred to has been added.  Please refer to BUSINESS - The Market (last paragraph).

Surgical and Exam Gloves, page 31

32.	COMMENT:

Please confirm that the 2002 Frost and Sullivan Report is the latest report published, or otherwise update your data accordingly.

RESPONSE:

The 2002 Frost and Sullivan Report referred to in the comment is the latest report published and appropriate changes have been made to reflect that fact.  See BUSINESS - Surgical and Exam Gloves.

33.	COMMENT:

Please clarify in the filing that the Medical Gloves Raw Material Characteristic Comparison chart represents your opinions only.

RESPONSE:

The sources for the preparation of the Medical Gloves Raw Material Characteristic Comparison chart have been added.  Please refer to BUSINESS - Surgical and Exam Gloves.

Latex Bedding and Foams, page 35

34.	COMMENT:

Please explain whether the data extracted from Latex Foam International’s chart is publicly available information and briefly explain what Latex Foam International is.

RESPONSE:

Appropriate changes have been made in response to the comment.  See BUSINESS - Latex Bedding and Foams.

Agreements with Universal Capital Management, Inc., page 44

35.	COMMENT:

Please expand your disclosure regarding the January 2008 agreement to include the February 29, 2008 addendum which extended the term of the original agreement, as well as granted UCM an additional warrant to purchase 500,000 shares of common stock at $2/share.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Agreements with Universal Capital Management, Inc.

Management, page 46
Executive Officer and Directors, page 23

36.	COMMENT:

In accordance with Item 401(e) of Regulation S-K, please indicate for each named executive officer and director the principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

RESPONSE:

Appropriate changes have been made in the biographical information with respect to Executive Officers and Directors.  Please refer to MANAGEMENT.

Code of Business Conduct and Ethics, page 51

37.	COMMENT:

Please clarify the website address www.logmein.com. It does not appear to be a functional website.

RESPONSE:

The appropriate website address has been revised accordingly.  Please refer to MANAGEMENT - Code of Business Conduct and Ethics.

Director Compensation, page 52

38.	COMMENT:

The director compensation table should reflect the format and the requirements of Item 402(r) of Regulation S-K. Please revise your disclosure accordingly.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to MANAGEMENT - Director Compensation.

Summary Compensation Table, page 54

39.	COMMENT:

Please explain your footnote (2) disclosure. It appears that no bonuses were paid during the last three fiscal years. Also, please note that bonuses of a discretionary nature which are made outside of a plan must be disclosed in the bonus column of the summary compensation table. See Item 402(n)(2)(iv) of Regulation S-K and the related instructions, as well as Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to EXECUTIVE COMPENSATION - Summary Compensation Table.

40.	COMMENT:

In accordance with hem 402(o) of Regulation S-K, please include a brief narrative disclosure to the summary compensation table.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to EXECUTIVE COMPENSATION - Summary Compensation Table.

Employment Agreements, page 55

41.	COMMENT:

With respect to Mr. Doyle’s employment agreement, please expand your disclosure about his annual bonus to include information found on Schedule A to the agreement regarding the board’s discretion not to award Mr. Doyle the annual bonus if the company meets less than 90% of certain stated objectives. Further, please confirm whether the objectives of the company’s performance have not yet been determined. Otherwise, please disclose what they are.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to MANAGEMENT - Employment Agreement.

Grants of Plan-Based Awards, page 55

42.	COMMENT:

In accordance with Item 402(p) of Regulation S-K, please revise your disclosure to include the Outstanding Equity Awards at Fiscal Year-End table.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to BUSINESS - Outstanding Equity Awards at Fiscal Year End.

2004 Long-Term Incentive Compensation Plan, page 55

43.	COMMENT:

Please explain what a “permissible” relationship with the company is for purposes of vesting of options in connection with a change in control event.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to MANAGEMENT - 2004 Long-Term Incentive Compensation Plan.

Limitation of Liability and Indemnification, page 56

44.	COMMENT:

Please explain your disclosure that the indemnification provisions of the company’s articles of incorporation and bylaws “are not exclusive”.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to LIMITATION OF LIABILITY AND INDEMNIFICATION (last paragraph).

Certain Relationships and Related Transactions, page 57

45.	COMMENT:

Please tell us why you have not filed the Climax note as an exhibit to the registration statement.

RESPONSE:

The note agreement with Climax is being filed as Exhibit 10.12 to the registration statement.

46.	COMMENT:

We note your disclosure about the accrued severance for the benefit of the company’s former CFO, Glen Smotherman (Note 9 to the December 31, 2007 financial statements, page F-19). Please include here similar disclosure.

RESPONSE:

Appropriate changes have been made in response to the comment with respect to Mr. Smotherman’s severance arrangement.  Please refer to CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Principal Shareholders, page 58

47.	COMMENT:

In accordance with Item 403(a) of Regulation S-K, please include address information for the beneficial owners.

RESPONSE:

Appropriate changes have been made in response to the comment.  Please refer to PRINCIPAL SHAREHOLDERS.

48.	COMMENT:

Please explain to us how you are calculating the number of shares beneficially owned by UCM based on the various warrants granted to UCM.

RESPONSE:

Appropriate changes have been made with respect to the calculation of the number of shares beneficially owned by UCM.  Please refer to PRINCIPAL SHAREHOLDERS - Footnote (1) to the beneficial ownership table.

49.	COMMENT:

Please revise your footnote disclosure as follows:

•	In footnote (2), please identify the exact number of shares issuable pursuant to the option exercisable at $1.00/share and the option exercisable at $1.50/share; and

•	In footnotes (5) and (6) disclose the actual exercise price of the warrant to acquire 160,000 shares arid the warrant to acquire 40,000 shares of common stock.

RESPONSE:

In response to the comments, appropriate changes have been made in the footnotes to the beneficial ownership table.  Please refer to PRINCIPAL SHAREHOLDERS.

Description of Capital Stock, page 58

Options and Warrants, page 59

50.	COMMENT:

In accordance with Item 202(c) of Regulation S-K, please disclose that the warrants cannot be exercised on a cashless basis.

RESPONSE:

Appropriate changes have been made to disclose that warrants can not be exercised on a cashless basis.  Please refer to DESCRIPTION OF CAPITAL STOCK - Options and Warrants.

Item 17. Undertakings. page II-3

51.	COMMENT:

Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(h) of Regulation S-K.

RESPONSE:

Appropriate changes have been made to Item 17 Undertakings as requested by the comment.  Please refer to PART II - Item 17.

Thank you for your time and consideration. We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:llm
Enclosures

cc:	Eva Anagnosti, Esq.